UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 4, 2024

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 737 680 9248

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Update on Liability Management, Fundraising Efforts and Other Matters

Note Restructuring and Fundraising Efforts

As announced by Selina Hospitality PLC (the “Company”) via Reports on Form 6-K issued on November 1, 2023 and December 4, 2023 (the “Announcements”), the Company entered into an agreement in principle, subject to definitive documentation, with a steering committee (the “Steering Committee”) comprised of noteholders holding approximately 26.0% of the outstanding indebtedness under the Indenture between the Company and Wilmington Trust, National Association, as trustee (“Trustee”), dated as of October 27, 2022 (the “Existing Indenture”), in respect of $147.5 million principal amount of 6.0% Convertible Senior Notes due 2026 (the “2026 Notes”), and Osprey Investments Limited (“Osprey”), the investor under the strategic financing arrangements announced by the Company on June 27, 2023 (the “Original Osprey Investment Arrangements”), to restructure the 2026 Notes in a manner that would involve the Company exchanging the 2026 Notes held by each of the participating holders for ordinary shares of the Company, warrants to acquire ordinary shares of the Company and new senior secured notes due 2029 (the “Note Restructuring”) in conjunction with Osprey or its affiliate agreeing to purchase $28.0 million of ordinary shares of the Company at a price of $0.20 per share, agreeing to convert some of its existing convertible debt into equity of the Company and having the option to invest up to $20.0 million in additional funds at a price of $0.10 per share (“New Osprey Investment Arrangements”), all as described in the Announcements (the “Transactions”).

The definitive documentation for the Transactions has now been agreed substantially amongst the relevant parties, but the agreements have not yet been executed and the Company has been informed by Osprey that it is not willing to proceed with the New Osprey Investment Arrangements in their current form unless certain conditions are satisfied within a limited timeframe. Those conditions include, among other things, Osprey receiving releases of liability in connection with the Transactions, the Company raising up to $10 million in additional equity investment and/or agreeing certain arrangements with Inter-American Investment Corporation (“IDB”) regarding the use of funds held in a blocked debt service reserve account over which IDB has a fixed charge security interest (the “IDB Reserve Account”) in order to pay interest and other amounts due to IDB under their $50.0 million loan facility entered into on November 20, 2020, among IDB, Selina Global Services Spain S.L., a subsidiary of the Company, as the borrower (“Selina Spain”), and Selina Operation One (1) S.A., a subsidiary of the Company (the “IDB Facility”). The Company continues to engage with the Steering Committee, Osprey, IDB and other relevant stakeholders, as well as potential investors, in order to try to complete the Transactions as soon as possible and, at the same time, evaluate other strategic alternatives.

In connection with the Note Restructuring, the forbearance arrangements agreed with various holders of 2026 Notes in respect of certain events of default under the Existing Indenture, relating to the Company’s failure to make its interest payment that was due on November 1, 2023 under the 2026 Notes and the Company ceasing to maintain $15.0 million of unrestricted cash as required under Section 4.10 of the Existing Indenture, as specified in the Announcements, have now expired.

Additional Events of Default

The obligors under the IDB Facility received a notice from IDB, dated December 26, 2023, indicating that an event of default had occurred under the IDB Facility due to Selina Spain failing to pay accrued interest in the amount of $524,390 by December 15, 2023 and that the lenders under the IDB Facility reserved their rights to enforce their remedies under the IDB Facility, including the acceleration of the outstanding amounts due under the facility prior to their maturity date in December 2027 and/or the right to withdraw funds from the IDB Reserve Account. IDB exercised its right to withdraw the outstanding interest payment from the Reserve Account and such amount was paid to IDB on December 29, 2023 in order to cure the default. Under the IDB Facility, Selina Spain has 30 days to replenish the Reserve Account. The next payment due under the IDB Facility relates to approximately $818,075 in deferred interest and other fees owed to IDB, the payment of which amounts was deferred until January 5, 2024. The Company remains in dialogue with IDB over the situation and the options available to the Company; however, no specific outcome can be determined at this time.

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In addition, the Company and/or certain of its subsidiaries have received default and reservations of rights notices from various other counterparties, including landlords, joint venture partners, suppliers and other parties as part of the group’s liability management efforts. One such notice, received from YAM at Selina Ops, L.P. (“YAM”) on December 27, 2023, pertains to the Company’s failure to keep ordinary shares held by YAM registered under an effective registration statement and make certain payments to YAM as required under the second amendment (“Second Amendment”) to a separation and amendment agreement, initially dated June 3, 2022, as subsequently amended (the “Separation Agreement”), and entered into between YAM, on one hand, and the Company, PCN Operations, S.A. (“PCN”), Selina Operation One (1), S.A. (“Selina One”), and Selina Management Panamá, S.A., on the other hand. The Separation Agreement includes the terms relating to the eventual buy-out of YAM’s equity interest in a joint venture arrangement, entered into in September 2017 between the Company and YAM (the “JV Arrangements”), pursuant to a shareholder agreement, entered into in December 2020 among the Company, Selina One and YAM, that governs PCN, the joint venture company that was established for the development and operation of the Company’s business in Panama, Costa Rica and Nicaragua. As a result of the default, YAM’s notice states that it has certain rights to accelerate amounts owed to YAM under the JV Arrangements, including an estimated $3.7 million pertaining to buy-out payments, and enforce certain of YAM’s rights under pledges it holds over certain subsidiaries of PCN and guarantees provided by the Company and other subsidiaries. Management is in discussions with YAM over a further amendment to the Second Amendment regarding the deferral of certain amounts owed to YAM and certain other matters in order to address the defaults, although no specific outcome can be assured at this time.

The Second Amendment and other primary agreements relating to the JV Arrangements are summarized in a Report on Form 6-K issued on June 27, 2023 and the “Material Contracts” section of the Company’s 2022 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2023.

The events of default referred to above could trigger cross-defaults under certain of the Company’s other financing arrangements.

Resignation of Statutory Auditor

On December 22, 2023, the Company’s auditor in respect of its U.K. statutory accounts, MacIntyre Hudson LLP (“MHA”), the UK independent member firm of Baker Tilly International, tendered their resignation as the Company’s auditors and confirmed that they had no claim against the Company for loss of office or otherwise except for fees outstanding or to be invoiced. The resignation does not impact the continued appointment of BDO LLP (“BDO”) as the Company’s independent registered public accounting firm in respect of its financial statements to be filed with the United States Securities and Exchange Commission and audited under Public Company Accounting Oversight Board standards, as announced by the Company via a Report on Form 6-K issued on October 18, 2023 (https://www.sec.gov/Archives/edgar/data/1909417/000149315223037569/form6-k.htm).

A copy of the notice of resignation and the statement of circumstances from MHA is attached as Exhibit 99.1. The last set of U.K. statutory financial statements of the Company audited by MHA were those as at 31 December 2022 and for the year then ended. MHA’s U.K. statutory audit report for those financial statements has not been withdrawn or modified and the statement of circumstances relating to MHA’s resignation does not pertain to any disagreements with MHA over their issued U.K. statutory audit report.

The Company is in the process of appointing its new U.K statutory auditor.

Uncertainty of Events

Certain statements regarding the implementation of the Transactions and the negotiation of arrangements with creditors contain forward-looking statements and there can be no assurances that the Transactions will be implemented or that the Company will be successful in resolving the events of default. In such event, if there are no reasonable prospects of avoiding an insolvent administration or an insolvent liquidation, there is a risk that the directors of the Company will consider it necessary to seek the appointment of an administrator or other insolvency practitioner. See the “Forward-Looking Information” section below for further details.

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The information furnished in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Information

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associated with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that the Company does not presently know, or that the Company currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this Report on Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Notice of resignation and the statement of circumstances from MHA

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: January 4, 2024	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

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